UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

Rio de Janeiro

August 3rd, 2018

1H-2018 Results*:

Derived from unaudited consolidated interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries, and the presentation currency of the Petrobras Group is the U.S. dollar. Therefore, financial records are maintained in Brazilian reais and income and expenses are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian real appreciates relative to the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates relative to the U.S. dollar, the effect is to generally decrease revenues and expenses when expressed in U.S. dollars. In 1H-2018, the average Brazilian real depreciated by 8% in relation to U.S. dollar when compared to 1H-2017. The foreign translation effects on the Company’s results are shown in item VII - Foreign exchange translation effects on results of operations in 1H-2017.

Gross Profit

Gross profit was US$ 17,025 million in 1H-2018, a 20% increase compared to US$ 14,205 million in 1H-2017, mainly due to higher margins of oil exports, as a result of the increase in Brent prices, and to higher margin in the domestic sales of oil products. On the other hand, exports and domestic sales volumes of oil products dropped (mainly naphtha and gasoline). Gross Margin** was 37% in 1H-2018, versus 33% in 1H-2017.

Operating income and expenses

Operating income was US$ 10,114 million in 1H-2018, a 10% increase from US$ 9,196 million in 1H-2017 mainly due to the rise in gross profit, being negatively impacted by higher sale expenses, derived from the payment of tariffs to the third-party gas pipeline company Nova Transportadora do Sudeste S.A. (NTS), which used to be a subsidiary before the sale in 2Q-2017, by the losses with the fair value adjustment of the put option acquired to hedge the price of part of the oil production, by the foreign exchange losses on Class Action outstanding balance and by lower gains with divestments, when compared to 1H-2017. On the other hand, there was a decrease in tax expenses.

Net Finance Income (Expense)

The net finance expense was US$ 2,969 in 1H-2018 million, a 43% decrease compared to US$ 5,212 million in 1H-2017 as a result of lower financing expenses, due to prepayment of debt and of the renegotiation of debts with Eletrobras System.

Net income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was US$ 4,939 million in 1H-2018, a 226% increase compared to US$ 1,513 million in 1H-2017. The result improved mainly due to increase in domestic oil products and oil exports margins and to the drop in net finance expenses.

Adjusted EBITDA**

Adjusted EBITDA increased to US$ 16,285 million in 1H-2018, from US$ 13,964 million in 1H-2017. The Adjusted EBITDA Margin** reached 35% in 1H-2018 compared to 33% in 1H-2017.

Net cash provided by operating activities and Free Cash Flow **

Free cash flow was US$ 8,546 million in 1H-2018, an increase of 19% when compared to US$ 7,157 million in 1H-2017.

*	Additional information about operating results of 1H-2018 x 1H-2017, see “Additional Information” item II.
**

See definitions of Free Cash Flow, Gross Margin, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Table of Contents

I. Summary Financial Information and Consolidated Economic Indicators

II. Results of Operations of 1H-2018 compared to1H-2017

III. Results by Business Segment

a) Exploration and Production

b) Refining, Transportation and Marketing

c) Gas & Power

d) Distribution

IV. Liquidity and Capital Resources

V. Consolidated Debt

VI. Reconciliation of Adjusted EBITDA

VII. Foreign Exchange Translation Effects on Results of Operations of 1H-2018

VIII. Unaudited Financial Statements

IX. Segment Information

X. Glossary

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002  – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

I. Summary financial information and Consolidated Economic Indicators

	US$ million
	Jan-Jun
	2018	2017	(%)
Sales revenues	46,365	42,560	9
Gross profit	17,025	14,205	20
Operating expenses	(6,911)	(5,009)	(38)
Operating income (loss)	10,114	9,196	10
Net finance income (expense)	(2,969)	(5,212)	43
Consolidated net income (loss) attributable to the shareholders of Petrobras	4,939	1,513	226
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.38	0.12	217
Adjusted EBITDA *	16,285	13,964	17
Adjusted EBITDA margin* (%)	35	33	2
Gross margin* (%)	37	33	4
Operating margin* (%)	22	22	−
Net margin* (%)	11	4	7
Total capital expenditures *	6,205	7,230	(14)
Exploration & Production	5,452	5,754	(5)
Refining, Transportation and Marketing	440	589	(25)
Gas & Power	171	767	(78)
Distribution	57	47	21
Biofuel	9	11	(18)
Corporate	76	62	23
Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.42	3.18	8
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.86	3.31	17
Variation of the period-end commercial selling rate for U.S. dollar (%)	16.60	1.50	15
Domestic basic oil products price (U.S.$/bbl)	79.95	70.39	14
Brent crude (U.S.$/bbl)	70.55	51.81	36
Domestic Sales price
Crude oil (U.S.$/bbl)	65.00	48.98	33
Natural gas (U.S.$/bbl)	40.09	37.61	7
International Sales price
Crude oil (U.S.$/bbl)	63.07	45.03	40
Natural gas (U.S.$/bbl)	25.70	19.94	29
Total sales volume (Mbbl/d)***
Diesel	717	712	1
Gasoline	472	536	(12)
Fuel oil	42	53	(21)
Naphtha	94	145	(35)
LPG	228	231	(1)
Jet fuel	106	99	7
Others	164	167	(2)
Total oil products	1,823	1,943	(6)
Ethanol, nitrogen fertilizers, renewables and other products	64	105	(39)
Natural gas	345	335	3
Total domestic market	2,232	2,383	(6)
Crude oil, oil products and other exports	639	720	(11)
International sales **	243	239	2
Total international market	882	959	(8)
Total	3,114	3,342	(7)

*

*	See definition of Capital Expenditures, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.
**	Sales from operations outside of Brazil, including trading and excluding exports.
***	Not reviewed by independent auditors.

II. Results of Operations of 1H-2018  compared to 1H-2017

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”. For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of 1H-2018”.

Sales revenues were US$ 46,365 million in 1H-2018, a  9% increase (US$ 3,805 million) when compared to US$ 42,560 million in 1H-2017, mainly due to:

•	Higher export revenues (US$ 1,404 million), driven by increase in international prices of crude oil and oil products, partially offset by the decrease in crude oil volume exported;

•	Higher domestic revenues (US$ 1,523 million), mainly as a result of:
✓

Higher oil products revenues (US$ 2,004 million), mainly reflecting an increase in average realization prices of diesel, gasoline and liquefied petroleum gas in accordance with their price policies, as well as higher prices of other oil products following the increase in international prices. These effects were partially offset by the decrease in oil products sales volume, mainly for gasoline due to a higher portion of ethanol in fuel market, as well as lower sales of naphtha to Braskem;

✓	Higher revenues of natural gas (US$ 258 million), due to increase in prices; and
✓	Decreased electricity revenues when expressed in U.S. dollars (US$ 367 million), following lower prices.

•	Higher revenues from operations abroad (US$ 878 million) following higher international prices.

Cost of sales was US$ 29,340 million in 1H-2018, a 3% increase (US$ 985 million) compared to US$  28,355 million in 1H-2017, mainly due to:

•	Foreign exchange translation effects which decreased the average cost of sales when expressed in U.S. dollars, reflecting the depreciation of the average Brazilian real;
•	Higher production taxes expenses and crude oil import costs, due to higher international prices;
•	Increased costs from operations abroad, following higher international prices; and
•	Lower oil products import costs, mainly for naphtha and gasoline, as a result of lower sales volume in the domestic market.

Selling expenses were US$ 2,590  million in 1H-2018, a 32%  increase (US$ 621  million) compared to US$ 1,969 million in 1H-2017, mainly due to:

•	Higher transportation charges, due to the payment of tariffs for the use of third parties gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS) in April 2017; and
•	The increased impairment of trade and other receivables, primarily relating to companies from the electricity sector.

General and administrative expenses were US$ 1,272 million in 1H-2018, a  11% decrease (US$ 152  million) compared to US$ 1,424  million in 1H-2017, mainly due to lower expenses with outsourced administrative services.

Exploration costs were US$ 298 million in 1H-2018, a 6% increase (US$ 17 million) compared to US$ 281 million in 1H-2017, mainly due to higher provisions related to contractual penalties of local content requirements (US$ 60 million), partially offset by lower exploration expenditures as dry hole (US$ 36 million).

Other taxes were US$ 248 million in 1H-2018, a US$ 798 million decrease compared to US$ 1,046 million in 1H-2017, mainly as a result of the Company’s decision, in  2Q-2017, to benefit from the Tax Settlement Programs (US$ 714 million) and from the State Tax Amnesty Program (US$ 40 million).

Other income and expenses totaled US$ 2,186 million in expenses in 1H-2018, a US$ 2,175 million increase compared to the US$ 11 million in expenses in 1H-2017, mainly due to:

•

Lower net gain on the sale and write-off of assets of US$ 1,077 million, mainly driven by the US$ 1,952 million gain on sale of interests in NTS recognized in 1H-2017, partially offset by the gains, in 1H-2018, on sale of Lapa and Iara fields (US$ 689 million) and by the contingent payment received for the disposal of Carcará (US$ 300 million);

•	Lower fair value of commodities put options related to the hedge of part of crude oil production (US$ 564 million);
•	Higher losses on legal proceedings (US$ 476 million), mainly impacted by foreign exchange losses over the Class Action net provision (US$ 441 million); and
•	Lower unscheduled stoppages and pre-operating expenses (US$ 297 million), mainly from equipment idleness.

Net finance expense (income) was US$ 2,969 million in 1H-2018, a 43% decrease (US$ 2,243 million) when compared to US$ 5,212 million in 1H-2017, mainly due to:

•	Lower net finance expenses (US$ 1,729 million), mainly due to:
(i)	Gains arising from the renegotiation of debts from Eletrobras Group (US$ 580 million);
(ii)	Finance charges due to the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais) in the 1H-2017 (US$ 520 million); and
(iii)	Lower interest expenses, due to pre-payment of debts.

•	Lower foreign exchange and inflation indexation charges (US$ 514 million) generated by:
(i)

Foreign exchange gains of US$ 24 million driven by the impact of a 2.7% appreciation of the U.S. dollar against the Euro on the Company’s net debt in 1H-2018, compared to the foreign exchange losses of US$ 458 million driven by the impact of a 8.2% depreciation on the Company’s net debt in Euro in 1H-2017 (US$ 482 million);

(ii)	Higher depreciation of the Brazilian real against the U.S. dollars on the Company’s net positive exposure, compared to the 1H-2017 (US$ 236 million);
(iii)

Foreign exchange losses of US$ 30 million driven by the impact of a 2.4% appreciation of the U.S. dollar against the Pound Sterling over the net positive exposure in Pound Sterling in 1H-2018, compared to the foreign exchange losses of US$ 56 million due to the 4.9%  depreciation on the net debt in 1H-2017 (US$ 26  million);

(iv)	Lower negative exposure in Brazilian reais compared to the Euro generated foreign exchange gain of US$ 16 million;
(v)	Higher recycling of foreign exchange losses from equity to net income due to occurred exports designated for cash flow hedge accounting (US$ 99 million); and
(vi)	Higher expenses from other inflation indexation charges and foreign exchange losses (US$ 147 million).

Positive results in equity-accounted investments of US$ 244 million in 1H-2018, a 37% decrease (US$ 142 million) compared to US$ 386 million in 1H-2017, mainly due to lower results in associates of the petrochemical sector.

Income taxes expenses were US$ 2,505 million in 1H-2018, a 9% decrease (US$ 246 million) compared to US$ 2,751 million in 1H-2017, as a result of the Company’s decision, in the 2Q-2017, to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais), offset by higher taxable income of the period. For more information about income taxes expenses, see Note 19.6 to the Company´s unaudited interim consolidated financial statements.

Loss related to non-controlling interests were US$ 55 million in 1H-2018, a US$ 161 million decrease compared to the US$ 106 million gain in 1H-2017, mainly reflecting the impact of the foreign exchange depreciation of the Brazilian real on debt of structured entities in U.S. dollars, partially offset by the positive result of BR Distribuidora, which has not been a wholly-owned subsidiary since December 2017.

III. RESULT BY BUSINESS SEGMENT*

Exploration & Production Summary financial information and Main Indicators

	US$ million
	Jan-Jun
	2018	2017	(%)
Sales revenues	25,933	20,459	27
Brazil	25,413	19,999	27
Abroad	520	460	13
Gross profit	10,903	7,007	56
Brazil	10,657	6,855	55
Abroad	246	152	62
Operating expenses	(652)	(1,645)	60
Brazil	(570)	(1,319)	57
Abroad	(82)	(326)	75
Operating income (loss)	10,251	5,362	91
Brazil	10,087	5,536	82
Abroad	164	(174)	194
Net income (Loss) attributable to the shareholders of Petrobras	6,775	3,579	89
Brazil	6,659	3,651	82
Abroad	116	(72)	261
Adjusted EBITDA of the segment**	14,435	10,336	40
Brazil	14,095	10,322	37
Abroad	340	14	2329
EBITDA margin of the segment (%)**	56	51	5
Capital expenditures ** of the segment	5,452	5,754	(5)

Average Brent crude (US$/bbl)	70.55	51.81	36

Sales price - Brazil
Crude oil (US$/bbl)	65.00	48.98	33
Sales price - Abroad
Crude oil (US$/bbl)	63.07	45.03	40
Natural gas (US$/bbl)	25.70	19.94	29
Crude oil and NGL production (Mbbl/d)***	2,134	2,237	(5)
Brazil	2,074	2,171	(4)
Abroad	39	42	(7)
Non-consolidated production abroad	21	24	(13)
Natural gas production (Mbbl/d)***	535	554	(3)
Brazil	498	500	−
Abroad	37	54	(31)
Total production	2,669	2,791	(4)

Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.10	11.02	1
including production taxes	24.01	19.54	23

Lifting cost – abroad without production taxes (US$/barrel)	5.40	5.12	5

Production taxes - Brazil	5,484	3,651	50
Royalties	2,435	1,878	30
Special participation charges	3,023	1,743	73
Rental of areas	26	30	(13)
Production taxes - Abroad	10	15	(33)

*	Biofuels and Corporate segments are disclosed only in segment information tables.
**	See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
***	Not reviewed by independent auditors.

**

a) EXPLORATION & PRODUCTION (E&P)

1H-2018 x 1H-2017

Gross Profit

Gross profit rose due to higher oil prices, partially offset by the reduction of production and increase in production taxes.

Operating income and expense

Operating income was higher due to increase in gross profit and to gains with the sale of Exploration & Production assets (Lapa, Iara and Carcará) as well as to the lower equipment idleness .

Operating Performance

Production

Crude oil, NGL and natural gas production reduced, mainly due to the sale of Lapa and Roncador fields, the natural decline of the production, the end of the Extended Well Test of Itapu field on Santos Basin and the production stoppage in Hadrian South field, in the U.S..

Lifting Cost

Lifting cost increased mainly as a result of the drop in production and well interventions.

Additionally, higher production taxes were caused by rise in oil prices.

Refining, Transportation and Marketing Summary financial information and Main Indicators

	US$ million
	Jan-Jun
	2018	2017	(%)
Sales revenues	35,207	33,091	6
Brazil (includes trading operations abroad)	36,500	33,849	8
Abroad	1,558	889	75
Eliminations	(2,851)	(1,647)	(73)
Gross profit	4,448	4,409	1
Brazil	4,413	4,441	(1)
Abroad	35	(32)	209
Operating expenses	(1,272)	(1,295)	2
Brazil	(1,260)	(1,268)	1
Abroad	(12)	(27)	56
Operating income (loss)	3,176	3,114	2
Brazil	3,154	3,173	(1)
Abroad	22	(59)	137
Net income (loss) attributable to the shareholders of Petrobras	2,399	2,370	1
Brazil	2,384	2,409	(1)
Abroad	15	(39)	138
Adjusted EBITDA of the segment *	4,258	4,388	(3)
Brazil	4,206	4,418	(5)
Abroad	52	(30)	273
EBITDA margin of the segment (%)*	12	13	(1)
Capital expenditures * of the segment	440	589	(25)
Domestic basic oil products price (US$/bbl)	79.95	70.39	14
Imports (Mbbl/d)**	266	316	(16)
Crude oil import	131	116	13
Diesel import	25	5
Gasoline import	5	10	(50)
Other oil product import	105	185	(43)
Exports (Mbbl/d)**	638	717	(11)
Crude oil export	462	548	(16)
Oil product export	176	169	4
Exports (imports), net	372	401	(7)
Refining Operations - Brazil (Mbbl/d)**
Output of oil products	1,759	1,805	(3)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	76	77	−
Feedstock processed (excluding NGL)	1,661	1,686	(1)
Feedstock processed	1,717	1,735	(1)
Domestic crude oil as % of total feedstock processed	94	94	−
Refining Operations - Abroad (Mbbl/d)**
Total feedstock processed	110	84	31
Output of oil products	106	86	23
Reference feedstock	100	100	−
Refining plants utilization factor (%)	102	79	23
Refining cost - Brazil
Refining cost (US$/barrel)	2.64	2.95	(11)
Refining cost - Abroad (US$/barrel)	4.51	4.53	−
Sales volume** (includes sales to BR Distribuidora and third-parties)
Diesel	648	656	(1)
Gasoline	408	465	(12)
Fuel oil	42	57	(26)
Naphtha	94	145	(35)
LPG	228	231	(1)
Jet fuel	120	112	7
Others	181	183	(1)
Total domestic oil products (Mbbl/d)	1,720	1,849	(7)

*	See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
**	Not reviewed by independent auditors.

b) REFINING, TRANSPORTATION AND MARKETING (RTM)

1H-2018 x 1H-2017

Gross Profit

Gross profit had a slight increase due to foreign exchange translation effects and to higher sales margins of oil products as a consequence of the stock realization at lower prices. On the other hand, there was lower sales volumes.

Operating Income and expense

Operating income increased due to the higher gross profit.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports decreased as a result of reduction in production.

Net oil products exports were due to loss of gasoline market share to the ethanol and reduction in naphtha sales to Braskem.

Refining Operations

Processed feedstock was lower, mainly due to loss of gasoline market share to the ethanol.

Refining Cost

Refining cost dropped mainly reflecting cost efficiencies.

Gas & Power Summary financial information and Main Indicators

	US$ million
	Jan-Jun
	2018	2017	(%)
Sales revenues	5,719	5,330	7
Brazil	5,698	5,314	7
Abroad	21	16	31
Gross profit	1,802	1,567	15
Brazil	1,802	1,566	15
Abroad	−	1	(100)
Operating expenses	(1,389)	1,100	(226)
Brazil	(1,383)	1,112	(224)
Abroad	(6)	(12)	50
Operating income (loss)	413	2,667	(85)
Brazil	419	2,678	(84)
Abroad	(6)	(11)	45
Net income (Loss) attributable to the shareholders of Petrobras	222	1,756	(87)
Brazil	237	1,749	(86)
Abroad	(15)	7	(314)
Adjusted EBITDA of the segment *	765	992	(23)
Brazil	769	996	(23)
Abroad	(4)	(4)	−
EBITDA margin of the segment (%) *	13	19	(6)

Capital expenditures * of the segment	171	767	(78)

Physical and financial indicators**
Electricity sales (Free contracting market - ACL) - average MW	888	778	14
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)
Generation of electricity - average MW	2,108	2,351	(10)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	69	69	−
Domestic natural gas available (Mbbl/d)	321	334	(4)
Imports of LNG (Mbbl/d)***	22	17	29
Imports of natural gas (Mbbl/d)	141	132	7

*88

*	See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
**	Not reviewed by independent auditors.
***	Imports of regasified LNG have been considered as from the RMF 2Q-2018. Until the RMF 1Q-2018, it considered imports of LNG, regardless of its regasification within the analyzed period.

c) GAS & POWER (G&P)

1H-2018 x 1H-2017

Gross Profit

Gross profit increased due to growth of natural gas prices.

Operating income and expense

Operating income decreased due to higher selling expenses resulting from the payment of tariffs for the use of gas pipelines, to the provision for expected credit losses in the gas supply to the thermoelectric segment in the North region, as well as to the gain with the sale of Company’s interest in NTS in the 2Q17.

Operating Performance

Physical and Financial Indicators

Increased imports of Bolivian natural gas and LNG due to lower domestic gas availability.

There was an increase in electricity sales in the Free Contracting Environment (ACL) due to short-term market opportunities. The volume reduction in the Regulated Contracting Environment (RCA) is due to the termination of contracts with the thermoelectric plants.

The volume of energy generation showed a small drop as a result of a higher acquisition cost of the gas.

Distribution Summary financial information and Main Indicators

	US$ million
	Jan-Jun
	2018	2017	(%)
Sales revenues	14,063	12,966	8
Brazil	13,326	12,294	8
Abroad	737	672	10
Gross profit	866	902	(4)
Brazil	810	847	(4)
Abroad	56	55	2
Operating expenses	(623)	(614)	(1)
Brazil	(587)	(587)	−
Abroad	(36)	(27)	(33)
Operating income (loss)	243	288	(16)
Brazil	226	260	(13)
Abroad	17	28	(39)
Net Income (Loss) attributable to the shareholders of Petrobras	118	190	(38)
Brazil	106	172	(38)
Abroad	12	18	(33)
Adjusted EBITDA of the segment *	311	358	(13)
Brazil	287	330	(13)
Abroad	24	28	(14)
EBITDA margin of the segment (%)*	2	3	(1)

Capital expenditures * of the segment	57	47	21

Sales Volumes - Brazil (Mbbl/d)**
Diesel	290	290	−
Gasoline	168	190	(13)
Fuel oil	31	42	(26)
Jet fuel	53	50	5
Others	77	86	(10)
Total domestic oil products	619	659	(6)

***

*	See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
**	Not reviewed by independent auditors.

d) DISTRIBUTION

1H-2018 x 1H-2017

Gross Profit

The decrease in gross profit was due to the foreign exchange translation effects. In Brazilian reais gross profit increased due to higher sales margins, partially offset by lower volumes.

Operating income and expense

The decrease in operating income reflected the provisioning for expenses with the resuming of voluntary separation plan in 2018, compared to the reversions in 2017 of provisions made in 2016, related to employees that quit the program.

IV. Liquidity and Capital Resources

	U.S.$ million
	Jan-Jun
	2018	2017
Adjusted cash and cash equivalents* at the beginning of period	24,404	21,989
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,885)	(784)
Cash and cash equivalents at the beginning of period	22,519	21,205
Net cash provided by (used in) operating activities	13,948	13,492
Net cash provided by (used in) investing activities	204	(3,575)
Acquisition of PP&E and intangibles assets	(5,860)	(6,499)
Investments in investees	(28)	(16)
Proceeds from disposal of assets - Divestment	4,914	2,952
Divestment (Investment) in marketable securities	692	(192)
Dividends received	486	180
(=) Net cash provided by operating and investing activities	14,152	9,917
Net financings	(18,923)	(7,452)
Proceeds from financing	8,149	13,765
Repayments	(27,072)	(21,217)
Dividends paid to shareholders of Petrobras	(165)	−
Dividends paid to non-controlling interest	(85)	(127)
Investments by non-controlling interest	(3)	(45)
Effect of exchange rate changes on cash and cash equivalents	(498)	71
Cash and cash equivalents at the end of period	16,997	23,569
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,053	1,002
Adjusted cash and cash equivalents* at the end of period	18,050	24,571
Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	13,948	13,492
Acquisition of PP&E and intangibles assets, investments in investees and dividends received	(5,402)	(6,335)
Free cash flow*	8,546	7,157

As of June 30, 2018, the balance of cash and cash equivalents was US$ 16,997 million and the balance of adjusted cash and cash equivalents was US$ 18,050 million. The resources from cash provided by operating activities of US$ 13,948 million, proceeds from financing of US$ 8,149 million, proceeds from divestments of US$ 4,914 million were used for repayment of financing (and interest payments) and for capital expenditures.

Net cash provided by operating activities remained stable at US$ 13,948 million, as a result of higher margins of oil and oil products, offset by the decrease in volume and by foreign exchange translation effects.

Acquisition of PP&E and intangibles assets, investments in investees and dividends received totaled US$ 5,402 million in 1H-2018 (89% in E&P business segment), a reduction of 15%.

The above mentioned factors led to an increase of 19% in Free cash flow, which totaled US$ 8,546 million in 1H-2018.

From January to June 2018, proceeds from financing amounted to US$ 8,149 million, with highlights to: (i) Global notes issued in international capital markets in the amount of US$ 1,962 million, with maturities at 2029; (ii) funds raised from the domestic and international banking market, with approximately 6.5 years average terms, in the total amount of US$ 5,120 million and (iii) funds raised with export credit agencies in the amount of US$ 984 million.

In addition, the Company paid debts (principal and interest) in the total amount of US$ 27,072 million, mainly attributable to: (i) repurchase of US$ 11,760 million of Petrobras’s existing series of global notes with maturities between 2019 and 2043, with net premium paid to bond holders amounting to US$ 362 million; (ii) pre-payment of banking loans in the amount of US$ 9,454 million with national and international banks; and (iii) pre-payment of debt with BNDES (US$ 687 million).

Repayments of principal and interest totaled US$ 27,072 million in 1H-2018 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2018	2019	2020	2021	2022	2023 and thereafter	Balance on June 30, 2018	Balance on December 31, 2017
Principal	1,186	2,698	6,577	8,404	13,311	60,528	92,704	110,530
Interest	2,718	5,330	5,128	4,759	4,242	33,222	55,399	60,728
Total	3,904	8,028	11,705	13,163	17,553	93,750	148,103	171,258

*

*	See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

V. Consolidated debt

As of June 30, 2018, the total debt in U.S. dollars decreased 16% when compared to December 31, 2017. The net debt in U.S. dollars reduced 13% when compared to December 31, 2017, mainly as a result of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of US$ 23 million and US$ 173 million as of June 30, 2018, respectively (US$ 25 million and US$ 204 million on December 31, 2017).

The weighted average maturity of outstanding debt reached 9.11 years as of June 31, 2018 (compared to 8.62 years as of December 31, 2017).The Average interest rate increased to 6.2% in June, 2018 from 6.1% in December 31, 2017.

The ratio between net debt and the Adjusted EBITDA* decreased to 2.79 as of June 30, 2018 from 3.53 as of December 31, 2017. The ratio between net debt and the OCF reduced to 2.71 as of June 30, 2018 from 3.20 as of December 31, 2017.

	U.S.$ million
	06.30.2018	12.31.2017	Δ%
Current debt	3,982	7,026	(43)
Non-current debt	87,730	102,249	(14)
Total	91,712	109,275	(16)
Cash and cash equivalents	16,997	22,519	(25)
Government securities and time deposits (maturity of more than 3 months)	1,053	1,885	(44)
Adjusted cash and cash equivalents *	18,050	24,404	(26)
Net debt *	73,662	84,871	(13)
Net debt/(net debt+shareholders' equity) - Leverage *	50%	51%	(1)
Total net liabilities *	202,471	226,962	(11)
(Net third parties capital / total net liabilities)	63%	64%	(1)
Net debt/LTM Adjusted EBITDA ratio *	2.79	3.53	(21)
Average interest rate (% p.a.)	6.2	6.1	1
Total debt net of cash and cash equivalents/ LTM OCF ratio*	2.71	3.20	(15)
Weighted average maturity of outstanding debt (years)	9.11	8.62	0.49

	US$ million
	06.30.2018	12.31.2017	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	46,558	53,492	(13)
Fixed rate debt	44,958	55,554	(19)
Total	91,516	109,046	(16)
Currency
Reais	17,218	21,505	(20)
US Dollars	68,372	79,687	(14)
Euro	3,525	5,373	(34)
Other currencies	2,401	2,481	(3)
Total	91,516	109,046	(16)
By maturity
2018	2,644	7,001	(62)
2019	2,596	6,476	(60)
2020	6,435	9,641	(33)
2021	8,258	12,745	(35)
2022	13,227	18,014	(27)
2023 years on	58,356	55,169	6
Total	91,516	109,046	(16)

**

*

See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA, LTM OCF and Leverage in Glossary and reconciliation in Reconciliation of Adjusted EBITDA and LTM OCF.

VI. Reconciliation of Adjusted EBITDA

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities and is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

In calculating Adjusted EBITDA for 1H-2018, we adjusted our EBITDA for the period by adding foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies. Legal provisions in foreign currencies primarily consist Petrobras’s portion of the class action settlement provision created in December 2017. The foreign exchange gains or losses on legal provisions are presented in other income and expenses for accounting purposes but management does not consider them to be part of the Company’s primary business, as well as they are substantially similar to the foreign exchange effects presented within net finance income. No adjustments have been made to the comparative measures presented as amounts were not significant in these periods.

This measure is used to calculate the metric Net Debt/ LTM Adjusted EBITDA, which is established in the business plan 2018-2022, to support management’s assessment of liquidity and leverage.

The Adjusted EBITDA is an alternative performance measure of the Company. This measure is being presented as a supplementary information to the users.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation by other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

	U.S.$ million
	Jan-Jun
	2018	2017	(%)

Net income (loss)	4,884	1,619	202
Net finance income (expenses)	2,969	5,212	(43)
Income taxes	2,505	2,751	(9)
Depreciation, depletion and amortization	6,450	6,650	(3)
EBITDA	16,808	16,232	4
Results in equity-accounted investments	(244)	(386)	37
Impairment	(31)	64	(148)
Reclassification of cumulative translation adjustment - CTA	−	37	(100)
Gains and losses on disposal/write-offs of assets (*)	(689)	(1,983)	65
Foreign exchange gains or losses on provisions for legal proceedings	441	−
Adjusted EBITDA	16,285	13,964	17
Adjusted EBITDA margin (%)	35	33	2

*	In 2018, it primarily comprises divestment results. In 2017, it primarily includes returned areas, canceled projects and the gain on the divestment of NTS.

* LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	06.30.2018	12.31.2017	3Q-2017	4Q-2017	1Q-2018	2Q-2018
Net income (loss)	3,434	169	204	(1,654)	2,196	2,688
Net finance income (expenses)	7,652	9,895	2,343	2,340	2,235	734
Income taxes	1,582	1,828	49	(972)	1,219	1,286
Depreciation, depletion and amortization	13,107	13,307	3,440	3,217	3,409	3,041
EBITDA	25,775	25,199	6,036	2,931	9,059	7,749
Results in equity-accounted investments	(531)	(673)	(138)	(149)	(158)	(86)
Impairment	1,096	1,191	46	1,081	18	(49)
Reclassification of cumulative translation adjustment - CTA	−	37	−	−	−	−
Gains and losses on disposal/write-offs of assets *	(421)	(1,715)	131	137	(1,005)	316
Foreign exchange gains or losses on provisions for legal proceedings	441	−	−	−	31	410
Adjusted EBITDA	26,360	24,039	6,075	4,000	7,945	8,340
Income taxes	(1,582)	(1,828)	(49)	972	(1,219)	(1,286)
Allowance (reversals) for impairment of trade and others receivables	680	708	182	73	137	288
Trade and other receivables, net	(2,448)	(978)	(904)	(204)	558	(1,898)
Inventories	(2,446)	(336)	48	(649)	(352)	(1,493)
Trade payables	950	(62)	682	20	(418)	666
Deferred income taxes, net	(880)	467	(221)	(1,001)	195	147
Taxes payable	1,861	2,153	572	561	143	585
Others	5,073	2,949	1,208	2,255	(140)	1,750
Net cash provided by operating activities -OCF	27,568	27,112	7,593	6,027	6,849	7,099

*	In 2018, it primarily comprises divestment results. In 2017, it primarily includes returned areas, canceled projects and the gain on the divestment of NTS.

VII. Foreign exchange translation effects on results of operations of 1H-2018

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the results of operations in Brazilian real were translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in 1H-2018, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 2018, the results on a constant currency basis were computed by converting the 1Q-2018 and 2Q-2018 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2017 and 2Q-2017 (3.1451 and 3.2174, respectively).

The amounts and respective variations presented in constant currency are not measures defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Jun				Jan-Jun 2018
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2018	2017	Δ	Δ(%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ(%)
Sales revenues	46,365	42,560	3,805	9	(3,541)	49,906	7,346	17
Cost of sales	(29,340)	(28,355)	(985)	(3)	2,225	(31,565)	(3,210)	(11)
Gross profit	17,025	14,205	2,820	20	(1,316)	18,342	4,136	29
Selling expenses	(2,590)	(1,969)	(621)	(32)	199	(2,789)	(820)	(42)
General and administrative expenses	(1,272)	(1,424)	152	11	95	(1,367)	57	4
Exploration costs	(298)	(281)	(17)	(6)	25	(323)	(42)	(15)
Research and development expenses	(317)	(278)	(39)	(14)	24	(341)	(63)	(23)
Other taxes	(248)	(1,046)	798	76	17	(265)	781	75
Other income and expenses	(2,186)	(11)	(2,175)	(19,773)	228	(2,414)	(2,403)	(21,845)
Operating income	10,114	9,196	918	10	(728)	10,844	1,646	18
Net finance income (expense)	(2,969)	(5,212)	2,243	43	158	(3,127)	2,085	40
Results in equity-accounted investments	244	386	(142)	(37)	(14)	258	(128)	(33)
Income before income taxes	7,389	4,370	3,019	69	(584)	7,977	3,603	83
Income taxes	(2,505)	(2,751)	246	9	195	(2,700)	51	2
Net income	4,884	1,619	3,265	202	(389)	5,277	3,654	226

*Variation after isolating foreign exchange translation effects between periods used for translation.

VIII. Unaudited Financial Statements

Income Statement - Consolidated

	U.S.$ million
	Jan-Jun
	2018	2017
Sales revenues	46,365	42,560
Cost of sales	(29,340)	(28,355)
Gross profit	17,025	14,205

Selling expenses	(2,590)	(1,969)
General and administrative expenses	(1,272)	(1,424)
Exploration costs	(298)	(281)
Research and development expenses	(317)	(278)
Other taxes	(248)	(1,046)
Other income and expenses	(2,186)	(11)
	(6,911)	(5,009)
Operating income (loss)	10,114	9,196
Finance income	1,614	623
Finance expenses	(3,287)	(4,025)
Foreign exchange gains (losses) and inflation indexation charges	(1,296)	(1,810)
Net finance income (expense)	(2,969)	(5,212)
Results in equity-accounted investments	244	386
Income (loss) before income taxes	7,389	4,370
Income taxes	(2,505)	(2,751)
Net income (loss)	4,884	1,619
Net income (loss) attributable to:
Shareholders of Petrobras	4,939	1,513
Non-controlling interests	(55)	106
	4,884	1,619

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	06.30.2018	12.31.2017

Current assets	37,413	47,131
Cash and cash equivalents	16,997	22,519
Marketable securities	1,053	1,885
Trade and other receivables, net	5,027	4,972
Inventories	9,216	8,489
Recoverable taxes	2,336	2,437
Assets classified as held for sale	400	5,318
Other current assets	2,384	1,511
Non-current assets	183,108	204,235
Long-term receivables	20,885	21,450
Trade and other receivables, net	4,951	5,175
Marketable securities	52	64
Judicial deposits	5,847	5,582
Deferred taxes	4,047	3,438
Other tax assets	2,596	3,075
Advances to suppliers	797	1,032
Other non-current assets	2,595	3,084
Investments	3,187	3,795
Property, plant and equipment	157,032	176,650
Intangible assets	2,004	2,340
Total assets	220,521	251,366

LIABILITIES	U.S.$ million
	06.30.2018	12.31.2017
Current liabilities	21,954	24,948
Trade payables	5,386	5,767
Finance debt and Finance lease obligations	3,982	7,026
Taxes payable	4,518	4,847
Payroll and related charges	1,559	1,309
Pension and medical benefits	727	844
Provisions for legal proceedings	3,215	2,256
Liabilities related to assets classified as held for sale	43	391
Other current liabilities	2,524	2,508
Non-current liabilities	124,017	144,916
Finance debt and Finance lease obligations	87,730	102,249
Income taxes payable	565	671
Deferred taxes	425	1,196
Pension and medical benefits	18,549	20,986
Provisions for legal proceedings	3,469	4,770
Provision for decommissioning costs	12,276	14,143
Other non-current liabilities	1,003	901
Shareholders' equity	74,550	81,502
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(33,928)	(27,299)
Non-controlling interests	1,377	1,700
Total liabilities and shareholders' equity	220,521	251,366

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Jun
	2018	2017
Net income (loss)	4,884	1,619
(+) Adjustments for:	9,064	11,873
Depreciation, depletion and amortization	6,450	6,650
Foreign exchange, indexation and finance charges	4,380	5,077
Results in equity-accounted investments	(244)	(386)
Reclassification of cumulative translation adjustment and other comprehensive income	−	59
Revision and unwinding of discount on the provision for decommissioning costs	349	379
Gain on remeasurement of investment retained with loss of control	−	(217)
Allowance (reversals) for impairment of trade and others receivables	425	453
Gains and losses on disposal / write-offs of assets	(689)	(1,766)
Deferred income taxes, net	342	1,689
Exploratory expenditures write-offs	65	101
Impairment of assets	(31)	64
Inventory write-down to net realizable value	17	78
Pension and medical benefits (actuarial expense)	1,137	1,368
Judicial deposits	(1,155)	(507)
Inventories	(1,845)	265
Trade and other receivables, net	(1,340)	130
Trade payables	248	(764)
Pension and medical benefits	(542)	(428)
Taxes payable	1,804	1,216
Other assets and liabilities	769	(1,392)
Income taxes paid	(1,076)	(196)
(=) Net cash provided by (used in) operating activities	13,948	13,492
(-) Net cash provided by (used in) investing activities	204	(3,575)
Acquisition of PP&E and intangibles assets	(5,860)	(6,499)
Investments in investees	(28)	(16)
Proceeds from disposal of assets - Divestment	4,914	2,952
Divestment (Investment) in marketable securities	692	(192)
Dividends received	486	180
(=) Net cash provided by operating and investing activities	14,152	9,917
Proceeds from financing	8,149	13,765
Repayment of principal	(23,965)	(17,409)
Repayment of interest	(3,107)	(3,808)
Dividends paid to shareholders of Petrobras	(165)	−
Dividends paid to non-controlling interest	(85)	(127)
Investments by non-controlling interest	(3)	(45)
(-) Net cash provided by (used in) financing activities	(19,176)	(7,624)
Effect of exchange rate changes on cash and cash equivalents	(498)	71
(=) Net increase (decrease) in cash and cash equivalents in the period	(5,522)	2,364
Cash and cash equivalents at the beginning of period	22,519	21,205
Cash and cash equivalents at the end of period	16,997	23,569

IX. Segment Information

Consolidated Income by Segment – 1H-2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	25,933	35,207	5,719	128	14,063	−	(34,685)	46,365
Intersegments	24,888	7,813	1,683	118	183	−	(34,685)	−
Third parties	1,045	27,394	4,036	10	13,880	−	−	46,365
Cost of sales	(15,030)	(30,759)	(3,917)	(119)	(13,197)	−	33,682	(29,340)
Gross profit	10,903	4,448	1,802	9	866	−	(1,003)	17,025
Expenses	(652)	(1,272)	(1,389)	(11)	(623)	(2,944)	(20)	(6,911)
Selling expenses	(41)	(855)	(1,078)	(1)	(456)	(145)	(14)	(2,590)
General and administrative expenses	(134)	(200)	(69)	(10)	(120)	(738)	(1)	(1,272)
Exploration costs	(298)	−	−	−	−	−	−	(298)
Research and development expenses	(221)	(5)	(10)	−	−	(81)	−	(317)
Other taxes	(59)	(60)	(25)	(2)	(11)	(91)	−	(248)
Other income and expenses	101	(152)	(207)	2	(36)	(1,889)	(5)	(2,186)
Operating income (loss)	10,251	3,176	413	(2)	243	(2,944)	(1,023)	10,114
Net finance income (expense)	−	−	−	−	−	(2,969)	−	(2,969)
Results in equity-accounted investments	3	222	27	(9)	−	1	−	244
Income (loss) before income taxes	10,254	3,398	440	(11)	243	(5,912)	(1,023)	7,389
Income taxes	(3,482)	(1,081)	(141)	1	(83)	1,933	348	(2,505)
Net income (loss)	6,772	2,317	299	(10)	160	(3,979)	(675)	4,884
Net income (loss) attributable to:
Shareholders of Petrobras	6,775	2,399	222	(10)	118	(3,890)	(675)	4,939
Non-controlling interests	(3)	(82)	77	−	42	(89)	−	(55)
	6,772	2,317	299	(10)	160	(3,979)	(675)	4,884

Consolidated Income by Segment – 1H-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	20,459	33,091	5,330	99	12,966	−	(29,385)	42,560
Intersegments	19,751	7,893	1,439	95	207	−	(29,385)	−
Third parties	708	25,198	3,891	4	12,759	−	−	42,560
Cost of sales	(13,452)	(28,682)	(3,763)	(108)	(12,064)	−	29,714	(28,355)
Gross profit	7,007	4,409	1,567	(9)	902	−	329	14,205
Expenses	(1,645)	(1,295)	1,100	(4)	(614)	(2,587)	36	(5,009)
Selling expenses	(66)	(839)	(620)	(1)	(489)	6	40	(1,969)
General and administrative expenses	(152)	(228)	(89)	(13)	(135)	(807)	−	(1,424)
Exploration costs	(281)	−	−	−	−	−	−	(281)
Research and development expenses	(169)	(6)	(11)	−	−	(92)	−	(278)
Other taxes	(31)	(35)	(212)	(4)	(12)	(752)	−	(1,046)
Other income and expenses	(946)	(187)	2,032	14	22	(942)	(4)	(11)

Operating income (loss)	5,362	3,114	2,667	(13)	288	(2,587)	365	9,196
Net finance income (expense)	−	−	−	−	−	(5,212)	−	(5,212)
Results in equity-accounted investments	46	304	55	(19)	−	−	−	386
Income (loss) before income taxes	5,408	3,418	2,722	(32)	288	(7,799)	365	4,370
Income taxes	(1,824)	(1,058)	(906)	4	(98)	1,255	(124)	(2,751)
Net income (loss)	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619
Net income (loss) attributable to:
Shareholders of Petrobras	3,579	2,370	1,756	(28)	190	(6,595)	241	1,513
Non-controlling interests	5	(10)	60	−	−	51	−	106
	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619

Other Income and Expenses by Segment – 1H-2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(74)	(69)	(130)	−	(49)	(524)	−	(846)
Pension and medical benefits - retirees	−	−	−	−	−	(792)	−	(792)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(564)	−	(564)
Unscheduled stoppages and pre-operating expenses	(445)	(13)	(56)	−	−	(2)	−	(516)
Profit sharing	(136)	(66)	(11)	−	−	(106)	−	(319)
Institutional relations and cultural projects	−	(2)	−	−	(11)	(70)	−	(83)
Operating expenses with thermoelectric power plants	−	−	(50)	−	−	−	−	(50)
Health, safety and environment	(16)	(8)	−	−	−	(17)	−	(41)
Allowance for impairment of other receivables	2	(16)	7	−	−	(16)	−	(23)
Voluntary Separation Incentive Plan - PIDV	(1)	1	−	−	(5)	1	−	(4)
Gains / (losses) on disposal/write-offs of assets (*)	663	(1)	(2)	−	2	27	−	689
Expenses/Reimbursements from E&P partnership operations	135	−	−	−	−	−	−	135
Government grants	1	1	14	1	−	24	−	41
Impairment	−	49	(18)	−	−	−	−	31
Ship/Take or Pay agreements and related penalties	−	13	5	−	4	−	−	22
Amounts recovered from Lava Jato investigation	−	−	−	−	−	1	−	1
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	−	−	−
Gain on remeasurement of investment retained with loss of control	−	−	−	−	−	−	−	−
Others	(28)	(41)	34	1	23	149	(5)	133
	101	(152)	(207)	2	(36)	(1,889)	(5)	(2,186)

Other Income and Expenses by Segment – 1H-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(74)	(72)	(184)	−	(57)	17	−	(370)
Pension and medical benefits - retirees	−	−	−	−	−	(963)	−	(963)
Unscheduled stoppages and pre-operating expenses	(748)	(17)	(47)	−	−	(1)	−	(813)
Profit sharing	(35)	(20)	(4)	−	−	(34)	−	(93)
Institutional relations and cultural projects	−	(1)	−	−	(18)	(77)	−	(96)
Operating expenses with thermoelectric power plants	−	−	(50)	−	−	−	−	(50)
Health, safety and environment	(5)	(2)	(1)	−	−	(23)	−	(31)
Allowance for impairment of other receivables	(410)	(6)	−	−	−	(8)	−	(424)
Voluntary Separation Incentive Plan - PIDV	27	(10)	58	−	36	99	−	210
Gains / (losses) on disposal/write-offs of assets (*)	(114)	(77)	1,944	3	10	−	−	1,766
Expenses/Reimbursements from E&P partnership operations	208	−	−	−	−	−	−	208
Government grants	2	6	30	2	−	−	−	40
Impairment	−	9	(73)	−	−	−	−	(64)
Ship/Take or Pay agreements and related penalties	−	35	260	−	4	−	−	299
Amounts recovered from Lava Jato investigation	−	−	−	−	−	28	−	28
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(37)	−	(37)
Gain on remeasurement of investment retained with loss of control	−	−	217	−	−	−	−	217
Others	203	(32)	(118)	9	47	57	(4)	162
	(946)	(187)	2,032	14	22	(942)	(4)	(11)

*	In 2018, it primarily comprises divestment results. In 2017, it primarily includes returned areas, canceled projects and the gain on the divestment of NTS.

Consolidated Assets by Segment – 06.30.2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	128,564	45,352	15,501	169	5,177	30,696	(4,938)	220,521

Current assets	3,900	12,357	1,504	54	2,598	21,769	(4,769)	37,413
Non-current assets	124,664	32,995	13,997	115	2,579	8,927	(169)	183,108
Long-term receivables	7,477	3,006	1,558	3	856	8,114	(129)	20,885
Investments	1,190	1,209	744	38	−	6	−	3,187
Property, plant and equipment	114,718	28,608	11,454	74	1,530	688	(40)	157,032
Operating assets	82,712	24,985	9,032	70	1,329	444	(40)	118,532
Assets under construction	32,006	3,623	2,422	4	201	244	−	38,500
Intangible assets	1,279	172	241	−	193	119	−	2,004

Consolidated Assets by Segment – 12.31.2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	144,619	51,066	18,555	190	6,121	36,746	(5,931)	251,366

Current assets	7,575	12,670	1,811	64	2,961	27,472	(5,422)	47,131
Non-current assets	137,044	38,396	16,744	126	3,160	9,274	(509)	204,235
Long-term receivables	7,619	3,330	2,395	4	1,074	7,489	(461)	21,450
Investments	1,429	1,492	830	33	5	6	−	3,795
Property, plant and equipment	126,487	33,400	13,231	89	1,862	1,629	(48)	176,650
Operating assets	91,386	29,217	10,580	85	1,603	1,306	(48)	134,129
Assets under construction	35,101	4,183	2,651	4	259	323	−	42,521
Intangible assets	1,509	174	288	−	219	150	−	2,340

The Adjusted EBITDA by Segment is an alternative performance measure of each segment of the Company. This measure is being presented as a supplementary information to the users, may not be comparable to other companies and should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS.

Reconciliation of Consolidated Adjusted EBITDA by Segment –  1H-2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,772	2,317	299	(10)	160	(3,979)	(675)	4,884
Net finance income (expenses)	−	−	−	−	−	2,969	−	2,969
Income taxes	3,482	1,081	141	(1)	83	(1,933)	(348)	2,505
Depreciation, depletion and amortization	4,847	1,130	332	3	70	68	−	6,450
EBITDA	15,101	4,528	772	(8)	313	(2,875)	(1,023)	16,808
Results in equity-accounted investments	(3)	(222)	(27)	9	−	(1)	−	(244)
Impairment	−	(49)	18	−	−	−	−	(31)
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets **	(663)	1	2	−	(2)	(27)	−	(689)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	441	−	441
Adjusted EBITDA *	14,435	4,258	765	1	311	(2,462)	(1,023)	16,285

Reconciliation of Consolidated Adjusted EBITDA by Segment – 1H-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619
Net finance income (expenses)	−	−	−	−	−	5,212	−	5,212
Income taxes	1,824	1,058	906	(4)	98	(1,255)	124	2,751
Depreciation, depletion and amortization	4,860	1,206	413	2	80	89	−	6,650
EBITDA	10,268	4,624	3,135	(30)	368	(2,498)	365	16,232
Results in equity-accounted investments	(46)	(304)	(55)	19	−	−	−	(386)
Impairment	−	(9)	73	−	−	−	−	64
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets **	114	77	(2,161)	(3)	(10)	−	−	(1,983)
Adjusted EBITDA *	10,336	4,388	992	(14)	358	(2,461)	365	13,964

*	See definition of Adjusted EBITDA in glossary.
**	In 2018, it primarily comprises divestment results. In 2017, it primarily includes returned areas, canceled projects and the gain on the divestment of NTS.

X – Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR – Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents – Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment, foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin – Adjusted EBITDA divided by sales revenues.

ANP – Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Consolidated Structured Entities – Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Domestic crude oil sales price – Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production – Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) – Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow – Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost – Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment – Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF – Net Cash provided by (used in) operating activities (operating cash flow)

Operating indicators – Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin – Operating income (loss) over sales revenues.

PLD (differences settlement price) – Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing – Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) – Feedstock processed (excluding NGL) divided by the reference feedstock.

Total net liabilities – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer